FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2005

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-

Lund Gold Ltd. News Release Dated January 14, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

February 3, 2005

By:

“James G. Stewart”

  James G. Stewart

Its:

        Secretary

      (Title)

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

February 2, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Mr. Russell Brenner, Securities & Exchange Commission

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 14, 2005	Trading Symbol: TSXVenture – LGD Website: www.lundgold.com

DRILLING RESUMES AT LUND’S ALDEBARÁN PROPERTY

Lund Gold Ltd. (TSX-V: LGD) is pleased to report mobilisation of field crews to resume the diamond-drilling program at its Aldebarán Property in Brazil.  Lund plans an additional three to four drill holes, totalling approximately 500 metres, to complete its 2,000-metre Phase I drilling program started in 2004.

Analytical results from the initial eight drill holes suggest that a large mineralising system was active within the 500 metre to 1,000 metre wide altered and mineralised Baixao Creek structural corridor.  The structural corridor has been traced by surface mapping, soil geochemistry, ground geophysics and mechanised trenching over a minimum strike length of six kilometres and remains open to further expansion.  This extensive structural corridor hosts multiple rhyolite plugs, dykes and stocks intruding a variety of volcaniclastic tuffs and breccias displaying abundant replacement quartz veining and stockwork with associated pyritic mineralization.

Lund’s initial drill holes, the first ever drilled on the Aldebarán Property, successfully tested a small portion of a 500 metre strike length within the Baixao Creek structural corridor.  Favourable drill results included 2.38 g/t gold over 4.0 metres in drill hole ALD04-07, and 4.06 g/t gold over 5.0 metres in drill hole ALD04-08.  These two holes were drilled beneath and 100 metres laterally from Lund’s surface trenching results of 2.36 g/t gold over 5.2 metres and 114.2 g/t gold over 1.0 metre.  Lund is still awaiting assay results for over 500 trench, auger soil and, from hole ALD04-09, drill core samples collected prior to the Christmas break.

Lund’s initial two drill holes of 2005 will test a recently trenched area associated with an induced polarisation chargeability high and a 300 metre by 1,200 metre soil geochemical anomaly (>200 ppb gold, up to 1088 ppb gold).  This area, known as Grota Rica, lies at the presently known western extent of the Baixao Creek structural corridor and two to three kilometres to the west of Lund’s 2004 drill holes.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed:  “Chet Idziszek”

Chet Idziszek,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN